UNITED
SECURITIES AND EXC
Washington


10031748

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2009 (MM/DD/YY) AND ENDING 06/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: ALTA VISTA FINANCIAL, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Ray Bishop H. Ray Bishop
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
02

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alta Vista Financial, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


PAM CINQUE
Commission # 1802747
Notary Public - California
San Diego County
My Comm. Expires Jun 20, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENT AND SUPPLEMENTAL INFORMATION

ALTA VISTA FINANCIAL, INC.

JUNE 30, 2010

PKF

ALTA VISTA FINANCIAL, INC.

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT AUDITORS' 1

FINANCIAL STATEMENT

Statement of Financial Condition 2
Notes to Statement of Financial Condition ..... 3 - 7

SUPPLEMENTAL INFORMATION

Schedule I - Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission 8
Schedule II – Computation of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 9
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 10

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL ..... 11 - 13

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

Report of Independent Auditors'

The Board of Directors and Stockholders
Alta Vista Financial, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Alta Vista Financial, Inc. (the "Company") as of June 30, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Alta Vista Financial, Inc. as of June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.



PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
August 16, 2010

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

ALTA VISTA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Cash	$	197,455
Accounts receivable		1,854
Advances to consultant		12,403
Income tax receivable		168
Deferred tax assets		18,800
Other assets		2,132
Total assets	$	232,812

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	2,236
Accounts payable to related parties		37,394
Accrued liabilities		9,000
Total liabilities		48,630
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Common stock, no par value, Authorized shares - 10,000 Outstanding shares - 1,000		1,000
Additional paid in capital		200,000
Accumulated deficit		(16,818)
Total stockholders' equity		184,182
Total liabilities and stockholders' equity	$	232,812

The accompanying notes are an integral part of the financial statement.

NOTE 1 – NATURE OF BUSINESS

Alta Vista Financial, Inc., (the "Company"), was incorporated in California on June 2, 2004 and began operations January 1, 2006. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"), which became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. All other literature became non-authoritative. ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Revenue Recognition

The Company records underwriting fee income and related expenses upon closing an offering of securities in which the Company acts as underwriter. Recording of other brokerage fees and related expenses occur at closing of transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

The Company maintains bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at these institutions up to $250,000. At June 30, 2010, the Company had no uninsured cash balances at these financial institutions. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintains its clearing account at one financial institution located in Texas. The Securities Investors Protection Corporation ("SIPC") insures the account up to $100,000 at this institution. At June 30, 2010, the Company had uninsured cash balances of $48,365 at the financial institution located in Texas. The Company has not experienced any losses in the account and management believes it places its cash on deposit with financially stable institutions.

Fair Value Measurements

The carrying values reflected in the statement of financial condition at June 30, 2010 reasonably approximate their fair values in accordance with ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a framework for measuring the fair value of assets and liabilities and is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.

401(k) Plan

On January 1, 1999, KND Holdings, Inc. ("Employer" or "Holdings"), a related party, instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to the maximum amount allowed by Internal Revenue Service ("IRS") regulations. The Company makes a safe harbor match of 100% of employees' contributions up to 5% of annual salary, subject to limits established annually by the IRS, which vest immediately.

The Employer amended the Plan effective January 1, 2002 to include a Profit Sharing provision, whereby at management's discretion, an allocation is made of a profit sharing contribution among eligible participants where amounts vest 20% per year, with an individual being fully vested after five years. To participate in the profit sharing contribution, an employee must complete one year of service and be actively employed on the last day of the Plan year.

Business Risk

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

The Company has adopted uncertain tax positions of ASC 740, *Income Taxes*, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. At the date of adoption and as of June 30, 2010, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2010, the Company has no interest or penalties related to uncertain tax positions.

Subsequent Events

Management has evaluated subsequent events, as defined by ASC 855, *Subsequent Events*, through the date that the financial statement were available to be issued on August 16, 2010.

NOTE 3 – NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required, under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2010, the Company had net capital, as defined, of $148,825, which is $48,825 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 0.33 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 4 – INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax asset:		
Contribution carryforward	$	18,500
State taxes		300
Net operating loss		-
Net total deferred tax asset		18,800
Valuation allowance deferred tax asset		-
Net deferred tax assets	$	18,800

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2002. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry forwards may be utilized in future periods, they remain subject to examination. At June 30, 2010, there was no federal and California net operating loss carry-forwards.

The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from tax limitations on deductions of Charitable Contributions. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. Management believes that the Company will realize all deferred tax assets, as such, at June 30, 2010, there is no valuation allowance.

The effective tax rate varied from the federal statutory rate of 34% for the year ended June 30, 2010 primarily as a result of non-deductible meal and entertainment expenses, non-taxable interest income and the surtax exemption.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its current office space under an operating lease with a related party that expires May 31, 2014.

At June 30, 2010, the annual future minimum lease payments under the operating lease are as follows:

Year Ended June 30:		
2011	$	21,465
2012		21,465
2013		21,465
2014		19,677
	$	84,072

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the statement of financial condition.

NOTE 6 – RELATED PARTY TRANSACTIONS

At June 30, 2010, accounts payable to related parties (Holdings) was $37,394. These amounts represent administrative services paid by Holdings on behalf of the Company.

SUPPLEMENTAL INFORMATION

ALTA VISTA FINANCIAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

NET CAPITAL		
Total stockholders' equity	$	184,182
		184,182
Deductions:		
Accounts receivable		1,854
Advances to consultant		12,403
Income tax receivable		168
Deferred tax assets		18,800
Other assets		2,132
Total deductions		35,357
Net capital before haircuts on securities positions		148,825
Haircuts on securities		-
Net capital		148,825
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)		100,000
EXCESS NET CAPITAL	$	48,825
AGGREGATE INDEBTEDNESS		
Total liabilities excluding subordinated loans and liabilities secured by assets	$	48,630
Total aggregate indebtedness	$	48,630
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.33 to 1

Note: There are no differences between net capital as reported above and net capital reported on Form FOCUS X-17A-5 Part IIA as of June 30, 2010.

ALTA VISTA FINANCIAL, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

A computation of reserve requirement is not applicable to Alta Vista Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

ALTA VISTA FINANCIAL, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

Information relating to possession or control requirements is not applicable to Alta Vista Financial, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Alta Vista Financial, Inc.
Carlsbad, California

In planning and performing our audit of the Alta Vista Financial, Inc. ("Company") statement of financial condition as of June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

It is important that you be aware that as a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, we did not identify this as a significant deficiency based on the mitigating controls that the Company has in place.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of June 30, 2010, and this report does not affect our report thereon dated August 16, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

At June 30, 2010, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended June 30, 2010.

This report is intended solely for the information and use of the Board of Directors, Stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
August 16, 2010

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants & business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17A-5(E)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
Alta Vista Financial, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2010, which were agreed to by Alta Vista Financial, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Alta Vista Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). Alta Vista Financial, Inc.'s management is responsible for the Alta Vista Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and traced listed assessment payments to amounts clearing on original bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
August 16, 2010

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended June 30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067054 FINRA JUN
ALTA VISTA FINANCIAL INC
2776 GATEWAY RD
CARLSBAD CA 92009-1730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 700

B. Less payment made with SIPC-6 filed (exclude interest) (474)
1/27/2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 226

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 226

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 226

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alta Vista Financial, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

VP/CFO
(Title)

Dated the 2 day of August, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2009 and ending June 30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 431,816
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts. inadvertently omitted from prior report-->	1,838
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting fees - no prospectus	(153,229)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (520)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(151,911)
2d. SIPC Net Operating Revenues	$ 279,905
2e. General Assessment @ .0025	$ 700

(to page 1 but not less than $150 minimum)